
04033256

AMAC

American Medical Alert Corp. 2003 Annual Report

TO OUR CURRENT AND FUTURE SHAREHOLDERS



Four years ago AMAC set a course to further enhance its position as a provider of healthcare communications services by adding a disease management monitoring and telephone answering service line to its core monitoring business. Today, AMAC has advanced its position within the marketplace as a respected provider of advanced healthcare oriented communication services. Operating from a Long Island City, New York based primary communication center and supported by secondary call centers in Audubon, New Jersey and Oceanside, New York, AMAC renders quality service to tens of thousands of healthcare providers and subscribers throughout the country including hospitals, medical groups, home care companies, hospice agencies and managed care organizations.

During the past year, the Company has made significant progress in our disease management monitoring business. In 2003, AMAC commercialized a remote patient monitoring system under the Company's exclusive agreement with its technology partners. The system is comprised of the PERS Buddy®, a remote patient monitoring appliance that fuses the feature set of AMAC's PERS with disease specific libraries and is supported by the AMAC iCare Desktop™ a secure, HIPAA compliant internet platform to enable stakeholders in care to manage a broad based patient population more effectively. Further, the appliance is engineered to receive and transmit data from a variety of meters to capture vital signs information. This amalgam of monitoring features under one operating platform is a great differentiator. Based on feedback received from our clients, we believe the system will have widespread appeal as the disease management monitoring system of choice by providers charged with the responsibility to care for scores of patients suffering from many costly and life-altering chronic conditions.

Management's tactical decision to enter the disease management monitoring space during its embryonic stage has enabled AMAC to become a recognized purveyor of service at this juncture. Armed with positive outcomes from multiple demonstration projects in areas such as pediatric asthma, congestive health failure and diabetes, providers nationwide are considering large-scale utilization of AMAC's system.

Evidence of broad system acceptance in the area of pediatric asthma have been sited through recent developments announced by physicians participating in one of the New York City Department of Health and Mental Hygiene's follow on studies whereby early indicators appear to authenticate positive patient benefits and cost savings from system utilization achieved by Coney Island Hospital. Further, government acceptance of disease management methodologies as a means of curbing ever escalating health costs while improving the delivery of care is clearly observed by the Chronic Care Improvement Program, an important component of the Medicare Modernization Act which demonstrates a commitment to improving and strengthening the traditional fee-for-service Medicare program. Under the program structure, participants will have a new opportunity to receive reimbursement when utilizing remote patient monitoring technology to more effectively manage Medicare recipients identified with congestive heart failure, diabetes or chronic obstructive pulmonary disease. AMAC is actively engaged in opportunities to serve various entities considering participation in this three year program.

Our telephone answering service is growing at a healthy pace and has been augmented by two New Jersey based strategic acquisitions, Live Message America (LMA) and AlphaConnect. Both companies serve the New Jersey and Philadelphia marketplace and are scheduled to merge operations at the LMA facility by July 2004. The LMA facility has recently completed an operating system upgrade and is utilizing a telephony switch which is compatible with the Company's Long Island City facility. Management believes these activities will create the most efficient environment for growth and profitability. Our New York based H-LINK® operation is aggressively working to grow its book of business through a variety of competitive sales and marketing efforts. The Company's objective is to expand its nontraditional communications offerings to include overflow, appointment verification and virtual office services to our existing and prospective clients to complement our after-hour offerings. Our management team has become extremely knowledgeable as to the service parameters necessary to provide exemplary customer service and is honing the skills required to service larger clients with diverse needs. The Company will continue to actively pursue additional acquisition targets in this business unit as part of an accelerated growth strategy.

As previously reported, we have once again been selected as the sole provider for the New York City Human Resource Administration Home Care Services Program. The Home Care Services Program is the largest PERS program in the country and we look forward with great anticipation to continuing the exemplary service provided in the past. With AMAC's next generation PERS appliance, the PERS Buddy®, we are seeking ancillary reimbursement through various home and community based waivers from states that have expressed interest in AMAC's enhanced PERS technology.

With a seasoned management team firmly in place, state-of-the-art infrastructure and cutting edge technology in our portfolio, AMAC is prepared to lead the way to greater and sustainable profitability for its shareholders while supporting an aggressive series of production and sales goals. Throughout the remainder of 2004 and 2005, the Company will be accelerating execution of its business plan to provide enabling technologies and services to a wide spectrum of healthcare entities. As each of AMAC's new business units mature, a greater return from the Company's strategic planning and investments can be realized. I continue to urge our shareholders to watch us perform.

Sincerely,

Howard M. Siegel
President & CEO

General

American Medical Alert Corp. ("AMAC" or the "Company"), a corporation incorporated under the laws of the State of New York in 1981, is a healthcare communications company. As used herein, the term "AMAC" or "Company" means, unless the context requires otherwise, the Company and its wholly owned subsidiaries, HCI Acquisition Corp., LMA Acquisition Corp., and Safe Com, Inc.

AMAC has four operating divisions: Personal Emergency Response System ("PERS"), H-LINK® OnCall Telephone Answering Service ("TAS"), Teleheath Disease Management Monitoring and Business-Safety Monitoring Products. AMAC's corporate goal is to leverage its core monitoring competency to identify and implement complementary business concepts designed to enhance and diversify the Company's revenue stream and earning capacity. The Company's financial model is the generation of monthly recurring revenues (MRR). For the year ended December 31, 2003, approximately 98% of the Company's revenue was generated from MRR.

Products and Services

1. Personal Emergency Response Systems and Medication Compliance

VOICECARE®, the Company's flagship PERS product, enables medically at-risk, elderly, infirm and disabled persons to remain independent, enjoy the comforts of living at home, and, at the same time, reduce costly hours of safety supervision that would otherwise be necessary while giving family members and caregivers peace of mind. VOICECARE® Systems are designed to permit client requested two-way (talk/listen) voice communication between an individual and Company monitoring personnel. Through the use of the Company's VOICECARE® System, individuals are able to signal for help at the touch of a button when in need of assistance and engage in two-way voice communication to identify the appropriate level of intervention required. VOICECARE® Systems are available in tabletop or wall mounted configurations. The tabletop systems are primarily installed in client residences pursuant to a private pay contract. Medical facilities, home care service providers and government agencies utilize both the tabletop and wall mounted configurations. The wall-mounted units are typically used in new and refurbished senior multi-housing facilities (i.e., assisted living retirement settings).

When the subscriber activates their remote pendant, the system emits an audible tone and turns on a light to indicate to the subscriber that the system is alerting personnel at AMAC's Emergency Response Center ("ERC"). The Company's VOICECARE® System, utilizing the subscriber's telephone line, permits hands-free voice communication between the subscriber and the ERC. The equipment includes a two-way voice communicator connected to the telephone line in the subscriber's home and a remote personal help activator, which is worn around the neck or wrist or carried by the subscriber. The Company recently introduced an upgraded, second version of its activator featuring a more lightweight design, a monitored battery and an increased transmission range. The Company's proprietary software acknowledges the incoming signal and automatically displays the subscriber's personal information to personnel at the ERC. The subscriber and ERC monitoring personnel speak to each other, thus allowing monitoring personnel to determine the nature of the emergency and the type of assistance required. Appropriate assistance is then dispatched in accordance with predetermined protocols and the subscriber's requested level of care.

The Company's PERS are on the Centers for Medicare and Medicaid (CMS) list of approved monitoring devices. Payment for PERS services is available through various State Medicaid Home and Community Based waiver programs. AMAC believes that the use of home care as an alternative to institutional care will continue to increase, thereby making available the opportunity for broader use of the Company's current and future products. The Company also offers its monitoring services to healthcare providers as well as providing back-up monitoring services to assisted living facilities.

During 2003, the Company upgraded its PERS operating platform. The primary objectives of the development program were to enhance AMAC's communication capability and to enable Web-based interactions with our provider base, to allow for seamless communication with new healthcare communication appliances and services and to comply with future privacy and security policy mandates.

The new software has been designed as a Microsoft Windows application, written in Visual Basic and accessing a Microsoft SQL 2000 Database, with the user computers running Microsoft Windows 2000/XP. The software is a three-tier system based on COM+ components and has been developed with 24/7/365 Emergency Response in mind. There are redundant application servers that will also run Microsoft Windows 2000. Additionally, the system provides for replication on back up SQL Servers. In the event of a network or server failure, the system will run in a stand-alone environment. This feature, otherwise transparent to the operators, allows call transactions to continue without interruption in the event of any local system outage. Upon system recovery, the workstations will update the SQL servers with the data that was captured during the outage.

Complementary to the Company's PERS is the MED-TIME® Device, an electronic medication reminder and dispensing unit marketed under an exclusive licensing agreement. This agreement originates from PharmaCell AB, a Swedish company, with licensing rights extending throughout the United States, Canada and Mexico. MED-TIME® helps to insure adherence to prescribed therapeutic medication regimens and thus reduces healthcare expenditures related to noncompliance. MED-TIME® is a valuable asset to visually handicapped, medically or mentally challenged patients as well as patients on daily medication regimens who have difficulty adhering to complex medication schedules. The product can be utilized as a stand-alone device or integrated with the Company's PERS to notify the ERC of a noncompliant event. MED-TIME® contains a tray with twenty-eight compartments. At preprogrammed times, one to four times a day, the dispenser reminds the user to access and take the medication. The reminder signal for the stand-alone device remains active for the lesser of thirty minutes or until the medication is removed from the device. The reminder signal for the device used in conjunction with the PERS unit will notify the ERC for corrective action if the medicine is not removed from MED-TIME® within thirty minutes. Compliance with the medication regimen automatically resets the device.

Several states now provide for Medicaid reimbursement of MED-TIME®. In addition, MED-TIME® is used in retirement homes, assisted living facilities, and by private pay consumers.

2. H-LINK® OnCall (TAS)

The Company provides TAS through its H-LINK® OnCall division at separate locations as a result of three acquisitions, Harriet Campbell Inc. (HCI) in November 2000, Live Message America (LMA) in June 2003 and alphaCONNECT in April 2004.

Services offered by H-LINK® OnCall include message desk services, appointment making, referral services, voice-mail and wireless communications. H-LINK® OnCall offers contact center services designed to enhance the patient and provider contact experience. The client base is comprised of sole and group private practices, hospitals, multi-hospital systems as well as home care and hospice agencies.

In addition to new technology, a critical component for successful expansion is a professionally trained staff of call agents. H-LINK® has allocated additional resources to enhance contact agent training and staff development to support expansion efforts, new communication technology, a broader array of call center based services and continuous quality control.

During the past three years, H-LINK® OnCall has grown substantially in its contractual base by offering quality oriented and innovative communication services to the healthcare community. To promote continued growth, the Company has increased its sales force and actively seeks additional synergistic acquisition opportunities.

3. Telehealth Disease Management Monitoring

On November 1, 2001, the Company entered into a cooperative licensing, development, services and marketing agreement with Health Hero Network, Inc. (HHN). This agreement provided the Company with the right to develop a newly integrated appliance combining the features associated with the PERS product and HHN's remote patient monitoring technology. The integrated appliance was released commercially in the last quarter of 2003. The exclusive nature of the Company's arrangement with HHN is anticipated to provide AMAC with a major point of differentiation from other PERS providers as the healthcare community begins to embrace disease management and home patient monitoring as a standard practice in healthcare delivery. The Company believes that entry into the telehealth/disease monitoring field provides an unparalleled opportunity for growth.

The HHN technology platform has two main components. The first is the patient interface, the Health Buddy® appliance, and the second is the management tool, the Health Hero iCare Desktop™. The Health Buddy® appliance is a communications device that utilizes an existing telephone line within the client's home. The Health Buddy® provides clients daily on-screen viewing of their personalized question set (referred to as dialogues) and elicits responses to these dialogues through selection of options highlighted by pressing one of four push buttons. The client not only answers dialogues regarding the symptoms associated with his/her condition, but also is asked questions about their self-care behavior and is provided educational information regarding their condition. The iCare Desktop™ is an integrated web-based system accessible by authorized care managers through a secure Internet browser. This system allows the healthcare provider to efficiently review and manage population level and individual client data. The iCare Desktop™ facilitates the collection, analysis, and reporting of client symptomatic, behavioral and educational data utilizing proprietary algorithms and risk stratifying mechanisms. The use of the iCare Desktop™ may be modified to reflect specific work processes of the individual care manager or healthcare facility.

The efficacy of HHN's system has been the basis of studies by independent clinical entities as well as outsourced research organizations. Studies from various sources conclude that the HHN platform has had not only a positive effect on individual client clinical and qualitative outcomes but also is cost beneficial. Initial AMAC customers utilizing the current model of the device have affirmed similarly positive outcomes from both a clinical and cost avoidance perspective.

PERS Buddy®

A key value of the arrangement between HHN and AMAC is AMAC's right to build and market a hybrid appliance. This appliance incorporates all of the features of HHN's disease management platform with the PERS two-way communication capability in one, streamlined unit. The Company believes this cost-effective, comprehensive solution will allow healthcare providers and payors to remain in continuous contact with high-risk patients while enhancing quality of life in a home setting. Furthermore, the hybrid appliance will contain a biometric connectivity port that will allow patient vital signs to be remotely captured by the device. In 2003, the Company worked with its core provider group to further refine the AMAC iCare Desktop™ management platform utilizing feedback and input from the client base to modify and enhance the services provided. Additional services such as patient enrollment and first-line monitoring support have been offered as a value-added component to clients to promote system utilization. While the Company prepared for the commercial release of the integrated appliance, its sales and marketing team offered the Health Buddy® appliance and iCare Desktop™ management platform as well as beginning the process of pre-selling the integrated appliance and disease management monitoring services.

Resource allocation to support and facilitate this endeavor has been considerable. Nonetheless, the Company believes that this revolutionary platform for patient-provider communications is a vital element to the success of the Company's long-term strategic plan. This initiative is expected to increasingly result in new revenue growth from managed care organizations and at-risk providers responsible for managing a diverse group of chronically ill patient populations. As disease management becomes a national focus, as evidenced by, among other trends, the passage of the Medicare Modernization Act, the opportunity to participate in new, mainstream healthcare service policies will unfold on a nationwide scale. The return on investment for the Company through participation in disease management monitoring is potentially enormous given national healthcare policy direction.

Safe Com, Inc.

Safe Com, Inc. offers equipment and safety monitoring to pharmacies and other 24/7 retail organizations. Marketed through a product line known as Silent Partner, the offering provides a comprehensive retail security system integrating audio verification, access control, and systems monitoring to safeguard employees, customers, and assets. The Silent Partner program components include Threatening Event Monitoring Systems, Safe Coercion Monitoring Systems and VCR Systems Compliance Monitoring. Silent Partner functions by transmitting emergency signals to the AMAC 24/7 monitoring center which pinpoints the exact location of distress within the retail establishment, monitoring and recording the event, and dispatching local law enforcement. Utilization of the system enhances the security comfort level of employees. During 2003, the number of stores monitored by Safe Com has increased 62% to 294 sites.

Communications Centers

The Company operates three (3) call centers:

- Long Island City, New York

  The Company's primary communications center is located at 36-36 33rd Street, Long Island City, New York. In April 2003, the Company opened a one-hundred seat state-of-the-art call center providing the full scope of communication services offered by AMAC. The call center was built with system-wide redundancy. The primary telephone switch is a multi chassis Amtelco Infinity system. The Infinity System's Automatic Call Distribution (ACD) system provides a high degree of control in call routing, allowing skills-based routing, priority and overflow scenarios to ensure that calls are delivered without delay. Infinity's extensive reporting and analysis tools allow management to monitor all aspects of contact center call traffic, operator performance and service levels.

  Phone service to the call center is provided by three separate carriers and is configured to provide continuous service in the event of disruption at any number of possible points of failure. T-1 circuits from our telephone provider's central offices are routed through separate paths to our call center to protect against street level cable failures. Phone circuit entry to our building is provided through a reinforced steel conduit built to UL Central Station Standards.

  All call center phone contacts are digitally recorded, indexed and cataloged direct to hard disk. Conversations can be searched by time, client or by operator and can be easily retrieved for review in the event that any call data requires examination. This feature is also an essential part of the Company's quality review and staff development program.

The call center's electricity supply is maintained by a comprehensive, three tiered back-up system. The system consists of dual power supplies at the telephone switch, an uninterruptible power supply (UPS) and a diesel generator.

The Company's call center is staffed by full time Information System ("IS") professionals charged with the responsibility to maintain, refine and report on all data and communications system requirements. Critical systems are equipped with secure remote access and diagnostic abilities, enabling offsite as well as on-site access to IS system support 24/7.

- Audubon, New Jersey
This site serves as the call center for TAS provided by the LMA acquisition and services the Company's south Jersey and Philadelphia TAS customer base. The Company has recently completed upgrading the telephony platform at this site to be compatible with the Long Island City, New York call center. This upgrade will allow for significant additional service capability, provide eventual redundancy and overflow as well as single site operational capability during selected time periods to further realize operational efficiencies.

- Oceanside, New York
The corporate offices where the communication services were traditionally housed now serves as the back-up center for the Company's PERS ERC and Client Services.

The following discussion and analysis provides information which management believes is relevant to an assessment and understanding of the Company's results of operations and financial condition. This discussion should be read in conjunction with the financial statements and notes hereto.

Statements contained in this Annual Report on Form 10-KSB include "forward-looking statements" within the meaning of Section 27A of the Securities Act and Section 21E of the Exchange Act, including, in particular and without limitation, statements contained herein under the headings "Description of Business" and "Management's Discussion and Analysis of Financial Condition and Results of Operations." Forward-looking statements involve known and unknown risks, uncertainties and other factors which could cause the Company's actual results, performance and achievements, whether expressed or implied by such forward-looking statements, not to occur or be realized. These include uncertainties relating to government regulation, technological changes, our expansion plans and product liability risks. Such forward-looking statements generally are based upon the Company's best estimates of future results, performance or achievement, based upon current conditions and the most recent results of operations. Forward-looking statements may be identified by the use of forward-looking terminology such as "may," "will," "expect," "believe," "estimate," "anticipate," "continue" or similar terms, variations of those terms or the negative of those terms.

You should carefully consider such risks, uncertainties and other information, disclosures and discussions which contain cautionary statements identifying important factors that could cause actual results to differ materially from those provided in the forward-looking statements. Readers should carefully review the risk factors described herein and any other cautionary statements contained in this Annual Report on Form 10-KSB. The Company undertakes no obligation to publicly update or revise any forward-looking statements, whether as a result of new information, future events or otherwise.

A. Results of Operations.

Years Ended December 31, 2003 and 2002

The Company's gross revenues, which consist primarily of MRR, increased from $14,792,415 in 2002 to $16,568,352 in 2003, an increase of 12%. Revenue increased in 2003 due to several factors. On June 30, 2003 the Company acquired substantially all of the assets of LMA, a telephone answering service which generated approximately $730,000 of revenue in 2003. Revenue from the Company's existing OnCall telephone answering service business increased approximately $340,000 primarily due to the execution of an agreement in 2002 with an entity involved in cost management and purchasing of services on behalf of hundreds of healthcare and hospital organizations. Through the Company's continued expansion efforts in the disease management area, the Company generated approximately $350,000 of revenue in 2003 from the rental of the Health Buddy® unit, whereas for the same period in 2002 the Company generated revenue of approximately $50,000 from the Health Buddy® unit, which was launched in the second quarter of 2002. The Company has also experienced continued growth in its customer base outside the contract with the City of New York (which experienced a reduction in the number of subscribers and revenue as compared to the same period in 2002). These efforts include the continued expansion into new regions, competitive conversions, strategic partnerships with healthcare provider systems, and additional entry into Medicaid reimbursed marketplaces. This growth resulted in a net increase of approximately $270,000. The remaining increase is due to a variety of other smaller items including revenues generated from the security monitoring business.

Costs related to services increased from $6,847,307 in 2002 to $7,510,430 in 2003, an increase of 10%. The increase in 2003 was due to a variety of factors. First, with the acquisition of LMA, the Company incurred approximately $295,000 of cost related to services in 2003. Second, in April 2003, the Company occupied a new facility to operate its emergency response center and its telephone answering service. The rent associated with this new facility and the previous facility, prior to the relocation, was approximately $270,000, while in 2002 the Company incurred approximately $70,000 in similar costs, as the telephone answering service was operating out of a Company owned building. Third, the Company added personnel to its existing OnCall telephone answering service to handle the current and future growth of that business which resulted in increase costs of approximately $140,000, as compared to 2002. Expenses relating to the rental of the Health Buddy unit in accordance with its Cooperative Licensing, Development, Services and Marketing Agreement with HHN represents approximately $105,000 of the increase and depreciation, through the purchases of its new disease management product along with the purchases of its personnel emergency response equipment, increased by approximately $105,000 for 2003, as compared to the same period in 2002. These increases of approximately $845,000 were partially offset by a reduction of personnel in the ERC and customer service departments, which is directly attributed to the relocation of the PERS monitoring center and telephone answering service into one facility, resulting in a reduction of payroll expense of $125,000 and a decrease in the telephone expense generating a reduction of approximately $55,000.

Costs related to services, as a percentage of service revenue, for 2003 and 2002 was 46% and 48%, respectively. The decrease in this percentage is a result of the Company being able to generate greater sales in 2003 while maintaining payroll and related costs consistent with prior year. This decrease would have been greater in 2003, had the Company's Long Island City's rent expense of approximately $250,000 been reduced to reflect the Relocation and Employment Assistance Program (REAP) credit of up to $3,000 per employee per year relocated to this new facility; however, this indirect offset is charged to "Other Income" in the Consolidated Financial Statements (see "Other Income" discussion below).

Selling, general and administrative expenses increased from $7,665,107 in 2002 to $8,128,383 in 2003, an increase of 6%. Selling, general and administrative expenses expressed as a percentage of total revenue, for 2003 and 2002 was 49% and 52%, respectively. The increase in selling, general and administrative expenses in 2003, as compared to 2002, was primarily the result of the following:

Personnel and Related Benefits

The acquisition of LMA resulted in the Company incurring approximately $140,000 of administrative personnel costs in 2003. This, along with other general increases in the number of personnel as well as compensation levels, increased payroll and related benefits by approximately $50,000, as compared to the same period in 2002.

Rent Expense

During 2003, rent increased by approximately $90,000, as compared to 2002. The increase in rent is due to the Company converting space, previously occupied by the ERC and customer service personnel, into additional administrative offices. The acquisition of LMA added a lease obligation for the premises currently being occupied. These items, along with general increases in rent resulted in the Company's increased expense, as compared to the same period in 2002.

Insurance Expense

Insurance expense increased by approximately $85,000 as compared to the same period in 2002, primarily due to the current insurance environment.

Amortization Expense

Amortization expense in 2003 increased by approximately $165,000 as a result of the Company commencing amortization of its costs associated with its cooperative licensing agreement with HHN, as certain milestones were met in July 2003. Additionally, with the acquisition of LMA, the Company recorded certain intangible assets which resulted in $60,000 of amortization expense.

Depreciation Expense

The increase in depreciation expense in 2003 is primarily related to the Company occupying a new state-of-the-art facility in Long Island City, New York. The Company incurred approximately $1,100,000 of costs which are now being depreciated over the estimated useful lives. Depreciation of these assets commenced upon the Company occupying the premises in April 2003, which has resulted in approximately $85,000 of depreciation expense being recorded in 2003. Other purchases, including its new ERC/Customer Service software system, have resulted in more depreciation being recognized in 2003, as compared to 2002, by approximately $25,000.

These increases in selling, general and administrative expenses were offset by a reduction in the following expenses as follows:

Put Warrant Obligation

In connection with the HCI acquisition, the Company issued to the selling stockholder two warrants to purchase 133,333.33 and 105,000 shares, respectively, of the Company's common stock at an exercise price of $2 per share. The warrants are exercisable until November 20, 2005 and December 20, 2005, respectively. In addition, the selling stockholder has, the option (the "Put Option"), only during a period of ten trading days, beginning on November 21, 2003 and 2005, respectively, to require the Company, under certain circumstances, to redeem the warrants at $5 or $6, respectively ("Put Factor"), less the exercise price per share of $2. In such event, the Company may, in lieu of redeeming the warrant, require the selling stockholder to exercise the warrant and pay the selling stockholder an amount equal to the Put Factor less the market price during the 10-day trading period. In November 2003, the selling stockholder exercised the Put Option on the first warrant (133,333.33 shares) and the Company elected to require him to exercise the warrant such that the Company was only required to pay him $1.52 per share, representing the difference between $5.00 and the average fair value of the shares during the requisite 10-day period, or $3.48. With this, along with a valuation performed by an independent appraiser on the second warrant, the Company recognized income of approximately $29,000 in 2003 as compared to an expense of $113,000 in 2002.

Research and Development

In 2003, as compared to 2002, the Company's costs related to research and development decreased by approximately $140,000. In 2002, the Company incurred research and development costs relating to its disease management product, the PERS Buddy, throughout the year. In the latter part of 2003, the PERS Buddy appliance was completed and made available for distribution. The development costs associated with this project diminished in 2003 as the Company neared the final stages.

Interest expense decreased from $129,050 in 2002 to $76,513 in 2003, a decrease of 41%. The decrease in 2003 was primarily due to the Company continuing to pay down its term loan as well as fully satisfying certain of its previously executed capital leases.

Other income increased from $473,502 in 2002 to $504,599 in 2003, an increase of $31,907. Other Income in 2003 includes a Relocation and Employment Assistance Program (REAP) credit in the amount of approximately $175,000. In connection with the relocation of certain operations to Long Island City, New York, the Company became eligible for the REAP credit which is based upon the number of employees relocated to this designated REAP area. The REAP is in effect for a twelve year period and during the first five years the Company will be refunded the full amount of the eligible credit. During 2003, the Company recognized a gain of approximately $170,000 from the sale of a condominium that formerly housed the HCI telephone answering service operations. Also, in 2003, other income includes approximately $75,000 relating to the replacement of activators, as compared to approximately $255,000 in 2002. Early in 2002, it was found that certain activators supplied by a vendor may be subject to battery failure, necessitating the replacement of all potentially affected activators. The vendor replaced these activators and reimbursed the Company for costs incurred in connection with this replacement program. As of March 31, 2003, the replacement program was substantially completed and the vendor paid all costs incurred by the Company in connection with this program. Additionally, other income in 2002 included an insurance recovery of $100,000 relating to the loss of certain leased medical devices and approximately $98,000, as compared to approximately $40,000 in 2003, of interest income principally relating to the investment of funds realized from the April 2002 private placement and interest accrued on the note due from the Company's principal shareholder.

The Company's income before provision for income taxes in 2003 was $1,144,700 as compared to $427,619 in 2002, an increase of $717,081. The increase in 2003, as compared to 2002, resulted from an increase in the Company's service revenues and other income; partially offset by increases in costs related to services and selling and administrative costs.

Years Ended December 31, 2002 and 2001

The Company's gross revenues, which consist primarily of MRR, increased from $13,946,599 in 2001 to $14,792,415 in 2002, an increase of 6%. The increase from 2001 to 2002 was primarily due to the continued success in growing its customer base outside the contract with the City of New York (which has experienced a reduction in the number of subscribers and revenue) through a variety of marketing efforts that have continued to contribute to increasing MRR. These efforts include expansion into new regions, competitive conversions, strategic partnerships with healthcare provider systems, and additional entry into Medicaid reimbursed marketplaces. In addition, the Company experienced growth in its OnCall telephone answering service business primarily due to the execution of an agreement with an entity involved in cost management and purchasing of services on behalf of hundreds of healthcare and hospital organizations.

Costs related to services increased from $6,522,181 in 2001 to $6,847,307 in 2002, an increase of 5%. The cost related to services in 2002, as compared to 2001, increased primarily due to the Company incurring additional payroll costs associated with the replacement of activators in the amount of approximately $200,000. The reimbursement for these expenses by the supplier was reflected in "Other Income" in the Consolidated Financial Statements (see "Other Income" discussion below). The Company also added personnel during 2002 in its telephone answering service division to handle the current and future growth of that business. This resulted in an additional $200,000 of expense in 2002, as compared to 2001. Additionally, the Company incurred approximately $75,000 of expenses relating to the leasing of the Health Buddy unit in accordance with its Cooperative Licensing, Development, Services and Marketing Agreement with HHN. These increases of approximately $475,000 were partially offset by a reduction in repair and upgrade costs associated with the medical devices as well as a reduction in the provision for lost equipment.

Costs related to services, as a percentage of service revenue, for 2002 and 2001 was 48%.

Selling, general and administrative expenses increased from $6,776,638 in 2001 to $7,665,107 in 2002, an increase of 13%. Selling, general and administrative expenses expressed as a percentage of total revenue, for 2002 and 2001 were 52% and 48%, respectively. The increase in selling, general and administrative expenses in 2002, as compared to 2001, was primarily the result of the following:

Personnel and Related Benefits

As part of the Company's plan to market and manage its disease management products, it retained the services of additional personnel for this area. This, along with other general increases to employees, increased payroll and related benefits by approximately $400,000. The Company believed the additional personnel was a necessary prerequisite to prepare for the distribution of its disease management products.

Research and Development

In conjunction with the Company's plan to transition into the disease management field, the Company incurred approximately $324,000 of research and development costs in 2002, as compared to $118,000 in 2001. The cost in 2002 primarily related to research and development of its disease management product, the PERS Buddy.

Consulting Fees

During 2002, the Company hired independent consultants to assist with certain advisory matters. The areas included, but were not limited to, review of internal operating systems, website enhancements and public relations. This resulted in an increase of expense from 2001 to 2002 of approximately $100,000.

Commission Expense

During 2002, commission expense increased by approximately $90,000 as compared to 2001 for three principal reasons. First, in order to service its Georgia Medicaid subscribers more efficiently, the Company retained outside subcontractors who are paid on a commission basis. Secondly, an account that had been a direct pay agency account converted to a commission paid account. Third, late in 2001, an outside contractor who is paid on a commission basis was hired to handle certain accounts that were previously serviced by in house personnel.

Increases in other selling, general and administrative expenses, including insurance costs, bad debt expense and amortization expense, including the write-off of deferred loan charges, were offset by a reduction of approximately $175,000 in professional fees.

Interest expense decreased from $218,873 in 2001 to $129,050 in 2002, a decrease of 41%. Interest expense decreased in 2002, as compared to 2001, due to reduced borrowing levels during 2002 as well as lower interest rates.

Other income increased from $86,138 in 2001 to $473,502 in 2002, an increase of $387,364. Other income increased in 2002 due to the inclusion of approximately $255,000 relating to the replacement of activators. Early in 2002, it was found that certain activators supplied by a vendor may be subject to battery failure, necessitating the replacement of all potentially affected activators. The vendor replaced these activators and reimbursed the Company for costs incurred in connection with this replacement program. Direct costs paid to third parties in connection with the replacements have been offset against other income; internal costs, including labor, are included within costs related to services in the consolidated statements of income. Additionally, other income in 2002 includes an insurance recovery of $100,000 relating to the loss of certain leased medical devices and approximately $98,000 of interest income principally relating to the investment of funds realized from the April 2002 private placement and interest accrued on the note due from the Company's principal shareholder.

The Company's income before provision for income taxes in 2002 was $427,619 as compared to $309,559 in 2002, an increase of $118,060. The increase in 2002, as compared to 2001, resulted from an increase in the Company's service revenues and other income; partially offset by increases in costs related to services and selling and administrative costs.

B. Liquidity and Capital Resources

During 2003, cash provided by operating activities was $2,704,154 as compared to $1,987,891 in 2002. Cash paid for income taxes in 2003 was $166,126 as compared to $345,162 in 2002. Expenditures for fixed assets aggregated $1,781,741 in 2003 as compared to $1,347,482 in 2002. At December 31, 2003, the Company had cash of $2,192,113.

In April 2002, the Company raised $2,521,939, after expenses of $208,061, in a private equity placement of the Company's common stock and warrants. Several investors purchased an aggregate of 910,000 shares of the Company's common stock and warrants to purchase 227,500 shares of the Company's common stock at an exercise price of $3.80 per share until April 2007. As part of this transaction, the Company registered for resale the common stock and the common stock underlying the warrants sold in the private placement. The Company plans to utilize a majority of the proceeds of this offering to further execute its business expansion and diversification strategy into the remote patient monitoring and medical contact center industries, including its recently announced initiative with HHN.

In connection with the private placement, the Company issued to the placement agent two warrants to purchase 91,000 and 22,750 shares of common stock at an exercise price of $3.83 per share and $4.17 per share, respectively. These warrants have the same terms as the warrants issued with the common stock.

In May 2002, the Company obtained a credit facility of $3,000,000, which includes a term loan of $1,500,000 and a revolving credit line that permits maximum borrowings of $1,500,000 (based on eligible receivables, as defined). Borrowings under the term loan will bear interest at either (a) LIBOR plus 3.5% or (b) the prime rate or the federal funds effective rate plus .5%, whichever is greater, plus 1.0% and the revolving credit line will bear interest at either (a) LIBOR plus 3.0% or (b) the prime rate or the federal funds effective rate plus .5%, whichever is greater, plus .5%. The Company has the option to choose between the two interest rate options under the term loan and revolving credit line. The term loan is payable in equal monthly principal payments of $25,000 over five years while the revolving credit line is available for three years. The outstanding balance on the term loan at December 31, 2003 was $1,050,000. There were no amounts outstanding on the revolving credit line at December 31, 2003.

The following table is a summary of contractual obligations recorded as of December 31, 2003:

		Payments Due by Period			
Contractual Obligations	Total	Less than 1 year	1-3 years	4-5 years	After 5 years
Revolving Credit Line	$ -0-	$ –			
Debt	$1,092,839	$ 323,314	$ 769,525		
Capital Leases	$ 209,470	$ 89,656	$ 119,814		
Operating Leases	$5,763,018	$ 522,128	$ 1,546,436	$ 629,603	$ 3,064,851
Put Warrant Obligation	$ 200,000	–	$ 200,000		
Total Contractual Cash Obligations	$7,265,327	$ 935,098	$2,635,775	$ 629,603	$ 3,064,851

At December 31, 2003, the Company was in compliance with its loan covenants under the agreement dated May 20, 2002 and as amended on August 11, 2003.

The Company's working capital on December 31, 2003 was $4,759,526 as compared to $4,806,218 on December 31, 2002. The Company believes that its present cash and working capital position combined with its borrowing availability under its credit facility and cash flow generated from operations will be sufficient to meet its cash and working capital needs for at least the next 12 months. During 2004, the Company anticipates it will make capital expenditures of approximately $1,250,000 - $1,500,000 for the production and purchase of the PERS Buddy and additional PERS systems and the continued enhancement of its management information systems. In 2003 and 2002, the Company had capital expenditures of approximately $1,780,000 and $1,350,000, respectively.

Other Factors:

On January 14, 2002, the Company entered into an operating lease agreement for space in Long Island City, New York in an effort to consolidate its HCI and Oceanside ERC and Customer Service facilities. The Company believes that centralization of the ERC, Customer Service and H-LINK OnCall operations will provide additional efficiencies and facilitate the continued projected growth of the H-Link and Disease Management Monitoring divisions. The fifteen (15) year lease term commenced in April 2003 when the property was first occupied by the Company. The lease calls for minimum annual rentals of $269,500, subject to a 3% annual increase plus reimbursement for real estate taxes.

On November 1, 2001, the Company entered into a Cooperative Licensing, Development, Services and Marketing Agreement with HHN (the "HHN Agreement") pursuant to which the Company is developing, with the assistance of HHN, a new integrated appliance combining the features of the Company's PERS product with HHN's technology. Pursuant to the HHN Agreement, the Company will be the exclusive manufacturer and distributor (based on achievement of certain sales milestones), in the United States, of an enhanced PERS system that combines the Company's traditional safety monitoring features with HHN's internet based disease management monitoring technology. The HHN Agreement has a minimum five-year term, and also provides for the payment by the Company of certain fees based on the service revenue derived from the enhanced PERS product. The cost of the licensing component of $1,115,000, including $115,000 of professional fees, is being amortized over a 40-month period which commenced in July 2003 upon the Company meeting certain milestones under the agreement and concludes at the end of the initial term of the Agreement. As of December 31, 2003, $295,770 of the license fee is still due to HHN and is included in accrued expenses.

Since 1983, the Company has provided PERS services to the City of New York's Human Resources Administration Home Care Service Program ("HCSP"). During the years ended December 31, 2003, 2002 and 2001, the Company had revenues from this contract representing 18%, 23%, and 26%, respectively, of its total revenue.

In November 2002, in response to a Request For Proposal issued by HCSP, AMAC and several other companies submitted proposals to provide PERS services on behalf of the City of New York for the period April 1, 2004 through March 31, 2007. The Company was chosen as the approved vendor and is currently reviewing the draft contract which was recently submitted to the Company by HCSP.

Based on the preliminary terms of the contract, which may still be subject to negotiation, the Company would experience approximately a 20% reduction in monthly revenue relating to the HCSP contract, as the contract calls for a reduced rate per subscriber per month. As a result, the Company would also realize reduced gross margins and net income arising from this contract. The new contract is anticipated to take effect in the second quarter of 2004. The Company has previously disclosed the possibility of the renewal terms of this contract being less favorable than the prior agreement and has implemented a variety of measures in anticipation of this occurrence. Among other things, the Company has reduced its reliance on the HCSP contract from 47 percent of gross revenue in 1998, to 18% in 2003. The Company has diversified its revenue sources to four distinct revenue streams and has taken significant steps in reducing overhead. During the fourth quarter of 2003 and the first quarter of 2004, the Company has secured certain other PERS contracts and further streamlined operational processes. The Company estimates that the new contracts and cost efficiencies will significantly mitigate the financial impact of the modification to the HCSP contract.

Certain related party transactions are included in Part III and in Footnotes 6 and 8 to the Consolidated Financial Statements.

Projected Versus Actual Results

The Company's revenues and net income were in line with the forecasted revenues and net income of $16,600,000 and $575,000, respectively, for the year ended December 31, 2003.

Recent Accounting Pronouncements:

In April 2002, SFAS No. 145, "Rescission of FASB Statements No. 4, 44 and 64, Amendment of FASB Statement No. 13, and Technical Corrections" was issued. This statement (i) eliminates extraordinary accounting treatment for a gain or loss reported on the extinguishment of debt, (ii) eliminates inconsistencies in the accounting required for sale-leaseback transactions and certain lease modifications with similar economic effects, and (iii) amends other existing authoritative pronouncements to make technical corrections, clarify meanings, or describe their applicability under changed conditions. The Company adopted SFAS No. 145 effective in 2003. Adoption of this statement did not have an impact on the consolidated results of operations or financial position.

In June 2002, SFAS No. 146, "Accounting for Costs Associated with Exit or Disposal Activities" was issued. This statement nullifies existing guidance related to the accounting and reporting for costs associated with exit or disposal activities and requires that the fair value of a liability associated with an exit or disposal activity be recognized when the liability is incurred. Under previous guidance, certain exit costs were permitted to be accrued upon management's commitment to an exit plan, which is generally before an actual liability has been incurred. The provisions of this statement are required to be adopted for all exit or disposal activities initiated after December 31, 2002. This statement will not impact any liabilities recorded prior to adoption. The Company adopted SFAS No. 146 effective in 2003. Adoption of this statement did not have an impact on the consolidated results of operations or financial position.

In December 2002, the FASB issued SFAS No. 148, "Accounting for Stock Based Compensation - Transition and Disclosure, an Amendment of FASB Statement 123" (SFAS 148). SFAS 148 provides new transition alternatives for companies adopting the fair value method of accounting for stock-based compensation prescribed by SFAS 123. SFAS No. 148 also requires that disclosures of the pro forma effect of using the fair value method of accounting for stock-based employee compensation be displayed more prominently and in tabular format. Additionally, SFAS No. 148 requires disclosures of the pro forma effect in interim financial statements. At present, the Company has chosen to continue to account for stock-based compensation using the intrinsic value method prescribed in APB Opinion No. 25 and related interpretations. The Company adopted the annual disclosure provisions of SFAS No. 148 in its financial report for the year ended December 31, 2002 and adopted the interim disclosure provisions for its financial reports in the quarter ended March 31, 2003.

Critical Accounting Policies:

In preparing the financial statements, the Company makes estimates, assumptions and judgments that can have a significant impact on our revenue, operating income and net income, as well as on the reported amounts of certain assets and liabilities on the balance sheet. The Company believes that the estimates, assumptions and judgments involved in the accounting policies described below have the greatest potential impact on its financial statements, so it considers these to be its critical accounting policies. Estimates in each of these areas are based on historical experience and a variety of assumptions that the Company believes are appropriate. Actual results may differ from these estimates.

Reserves for Uncollectible Accounts Receivable

The Company makes ongoing assumptions relating to the collectibility of its accounts receivable. The accounts receivable amount on the balance sheet includes a reserve for accounts that might not be paid. In determining the amount of the reserve, the Company considers its historical level of credit losses. The Company also makes judgments about the creditworthiness of significant customers based on ongoing credit evaluations, and it assesses current economic trends that might impact the level of credit losses in the future. As discussed in Note 1 of the financial statements, the Company recorded reserves for uncollectible accounts receivable of $643,000 and $540,000 as of December 31, 2003 and 2002, respectively. While the Company believes that the current reserves are adequate to cover potential credit losses, it cannot predict future changes in the financial stability of its customers and the Company cannot guarantee that it reserves will continue to be adequate. If actual credit losses are significantly greater than the reserves established, that would increase the general and administrative expenses and reduce the reported net income. Conversely, if actual credit losses are significantly less than the reserve, this would eventually decrease the Company's general and administrative expenses and increase the reported net income.

Valuation of Long-Lived Assets

The Company reviews long-lived assets for impairment, principally fixed assets, whenever events or changes in circumstances indicate that the carrying amount of the assets may not be fully recoverable. To determine recoverability of the long-lived assets, the Company evaluates the probability that future undiscounted net cash flows will be greater that the carrying amount of its assets. Impairment is measured based on the difference between the carrying amount of the assets and their estimated fair value.

Valuation of Goodwill

Effective January 1, 2002, the Company adopted Statement of Financial Accounting Standards No. 142, "Goodwill and Other Intangible Assets." Under this standard, goodwill and indefinite life intangible assets are no longer amortized, but are subject to annual impairment tests. The Company completed the annual impairment test during the fourth quarter of 2003 and no impairment was determined. As described in Note 1 to the Consolidated Financial Statements, the Company tests goodwill for impairment annually or more frequently when events or circumstances occur, indicating goodwill might be impaired. This process involves estimating fair value using discounted cash flow analysis. Considerable management judgment is necessary to estimate discounted future cash flows. Assumptions used for these estimated cash flows were based on a combination of historical results and current internal forecasts. The Company cannot predict certain events that could adversely affect the reported value of goodwill, which totaled $2,086,815 at December 31, 2003 and $961,731 at December 31, 2002.

Deferred Income Taxes

Deferred income taxes reflect the net tax effects of temporary differences between the carrying amounts of assets and liabilities for financial reporting purposes and the amounts used for income tax purposes. In assessing the realizability of deferred tax assets, the Company considers whether it is more likely than not that some portion or all of the deferred tax assets will not be realized. The Company considers the scheduled reversal of deferred tax liabilities, projected future taxable income, and tax planning strategies in making this assessment and records a valuation allowance, if necessary, to reduce the deferred tax assets to the amount that is expected to be realized in future periods.

CHANGES IN AND DISAGREEMENTS WITH ACCOUNTANTS ON ACCOUNTING AND FINANCIAL DISCLOSURE.

None.

Board of Directors and Shareholders
American Medical Alert Corp. and Subsidiaries
Oceanside, New York

We have audited the accompanying consolidated balance sheets of American Medical Alert Corp. and Subsidiaries as of December 31, 2003 and 2002 and the related consolidated statements of income, shareholders' equity and cash flows for each of the three years in the period ended December 31, 2003. These consolidated financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these consolidated financial statements based on our audits.

We conducted our audits in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of American Medical Alert Corp. and Subsidiaries as of December 31, 2003 and 2002 and the results of their operations and their cash flows for each of the three years in the period ended December 31, 2003, in conformity with accounting principles generally accepted in the United States of America.

As discussed in Note 1 of the consolidated financial statements, in 2002, the Company adopted Statement of Financial Accounting Standards No. 142, "Goodwill and Other Intangible Assets" which changed the method of accounting for goodwill and indefinite-lived intangible assets.

Garden City, New York
March 10, 2004

DECEMBER 31,	2003	2002
ASSETS		
CURRENT ASSETS:		
Cash	$ 2,192,113	$ 863,417
Marketable securities (Note 1)	–	2,057,925
Accounts receivable (net of allowance for doubtful accounts of $643,000 in 2003 and $540,000 in 2002 (Notes 1 and 12)	3,295,752	2,984,857
Notes and other receivables (Notes 6)	22,077	75,792
Inventory (Note 1)	451,924	373,423
Prepaid and refundable taxes (Notes 1 and 7)	155,093	271,572
Prepaid expenses and other current assets	471,497	239,168
Deferred income taxes (Notes 1 and 7)	321,000	292,000
TOTAL CURRENT ASSETS	6,909,456	7,158,154
FIXED ASSETS–AT COST:		
Building (condominium unit)	–	400,000
Leased medical devices	13,228,847	12,420,270
Monitoring equipment	1,844,548	1,544,097
Furniture and equipment	1,106,969	534,767
Construction in progress	–	521,424
Leasehold improvements	720,583	219,600
Automobiles	119,218	95,169
	17,020,165	15,735,327
Less accumulated depreciation and amortization (Note 1)	10,281,000	8,514,239
	6,739,165	7,221,088
OTHER ASSETS:		
Long-term portion of notes receivable (Note 6)	121,314	143,391
Intangible assets (net of accumulated amortization of $1,056,196 in 2003 and $599,304 in 2002) (Notes 1, 2 and 5)	1,834,166	1,123,870
Goodwill (net of accumulated amortization of $58,868) (Notes 1,2 and 4)	2,086,815	961,731
Other assets	148,664	218,413
Deferred Income taxes (Notes 1 and 7)	97,000	154,000
	4,287,959	2,601,405
TOTAL ASSETS	$17,936,580	$16,980,647

The accompanying notes are an integral part of these financial statements.

DECEMBER 31,	2003	2002
LIABILITIES AND SHAREHOLDERS' EQUITY		
CURRENT LIABILITIES:		
Current portion of notes payable (Note 3)	$ 323,314	$ 293,529
Accounts payable	618,337	681,927
Accrued expenses	1,012,214	816,569
Current portion of capital lease obligations (Note 8)	89,656	158,617
Current portion of put warrant obligation (Note 9)	—	251,000
Deferred revenue (Note 1)	106,409	150,294
TOTAL CURRENT LIABILITIES	2,149,930	2,351,936
Deferred Income Tax Liability (Notes 1 and 7)	882,000	597,000
Long-Term Portion of Notes Payable (Note 3)	769,525	1,079,506
Long-Term Portion of Capital Lease Obligations (Note 8)	119,814	156,448
Long-Term Portion of Put Warrant Obligation (Note 9)	200,000	181,000
Accrued Rental Obligation (Note 8)	108,024	55,500
TOTAL LIABILITIES	4,229,293	4,421,390
COMMITMENTS AND CONTINGENCIES (Notes 5, 8, 9, 12 and 14)	—	—
SHAREHOLDERS' EQUITY (NOTE 9):		
Preferred stock, $.01 par value—authorized, 1,000,000 shares; none issued and outstanding		
Common stock, $.01 par value—authorized, 20,000,000 shares; issued 7,734,486 shares in 2003 and 7,470,649 in 2002	77,345	74,706
Additional paid-in capital	9,573,863	8,999,172
Retained earnings	4,162,111	3,591,411
	13,813,319	12,665,289
Less treasury stock, at cost (43,910 shares)	(106,032)	(106,032)
TOTAL SHAREHOLDERS' EQUITY	13,707,287	12,559,257
TOTAL LIABILITIES AND SHAREHOLDERS' EQUITY	$17,936,580	$16,980,647

The accompanying notes are an integral part of these financial statements.

CONSOLIDATED STATEMENTS OF INCOME

YEARS ENDED DECEMBER 31,	2003	2002	2001
REVENUE (Notes 1 and 12):			
Services	$16,192,712	$14,408,221	$13,579,870
Product sales	375,640	384,194	366,729
	16,568,352	14,792,415	13,946,599
COSTS AND EXPENSES (INCOME):			
Costs related to services	7,510,430	6,847,307	6,522,181
Cost of products sold	212,925	196,834	205,486
Selling, general and administrative expenses	8,128,383	7,665,107	6,776,638
Interest expense	76,513	129,050	218,873
Other income (Note 10)	(504,599)	(473,502)	(86,138)
	15,423,652	14,364,796	13,637,040
INCOME BEFORE PROVISION FOR INCOME TAXES	1,144,700	427,619	309,559
PROVISION FOR INCOME TAXES (Notes 1 and 7)	574,000	272,000	200,000
NET INCOME	$ 570,700	$ 155,619	$ 109,559
BASIC EARNINGS PER SHARE (Note 1)	$ .08	$ .02	$ .02
DILUTED EARNINGS PER SHARE (Note 1)	$ .07	$ .02	$ .02

The accompanying notes are an integral part of these financial statements.

CONSOLIDATED STATEMENTS OF SHAREHOLDERS' EQUITY

YEARS ENDED DECEMBER 31, 2003, 2002 and 2001	Common Stock		Additional Paid-In Capital	Retained Earnings	Treasury Stock	Total
	Number of Shares	Amount				
Balance—January 1, 2001	6,458,021	$64,580	$6,265,939	$3,326,233	$(106,032)	$9,550,720
Exercise of Stock Options (Note 9)	40,524	405	74,730	—	—	75,135
Net Income for the Year Ended December 31, 2001	—	—	—	109,559	—	109,559
Balance—December 31, 2001	6,498,545	64,985	6,340,669	3,435,792	(106,032)	9,735,414
Exercise of Stock Options (Note 9)	62,104	621	128,664	—	—	129,285
Private Placement (Note 9)	910,000	9,100	2,512,839	—	—	2,521,939
Warrants Issued (Note 9)	—	—	17,000	—	—	17,000
Net Income for the Year Ended December 31, 2002	—	—	—	155,619	—	155,519
Balance—December 31, 2002	7,470,649	74,706	8,999,172	3,591,411	(106,032)	12,559,257
Exercise of Stock Options (Note 9)	130,504	1,306	292,987	—	—	294,293
Exercise of Warrants (Note 9)	133,333	1,333	265,333	—	—	266,666
Options Issued (Note 9)	—	—	16,371	—	—	16,371
Net Income for the Year Ended December 31, 2003	—	—	—	570,700	—	570,700
BALANCE—DECEMBER 31, 2003	7,734,486	$77,345	$9,573,863	$4,162,111	$(106,032)	$ 13,707,287

The accompanying notes are an integral part of these financial statements.

YEARS ENDED DECEMBER 31,	2003	2002	2001
CASH FLOWS FROM OPERATING ACTIVITIES:			
Net income	$ 570,700	$ 155,619	$ 109,559
Adjustments to reconcile net income to			
net cash provided by operating activities:			
Provision (credit) for deferred income taxes	313,000	90,000	(137,000)
Provision for doubtful receivables	103,000	122,500	117,500
Issuance of warrants for services	16,371	17,000	—
Gain on sale of building (Note 10)	(168,897)	—	—
Gain on sale and leaseback of fixed assets	—	(5,600)	(5,600)
Depreciation and amortization	2,533,606	2,094,014	2,024,588
Provision for valuation of put warrants	(29,333)	113,000	130,000
Accrued interest income	—	(44,548)	—
Accrued rental obligation	52,524	—	15,200
Decrease (increase) in:			
Accounts receivable	(280,358)	(241,342)	(132,759)
Inventory	(78,501)	(52,795)	(16,403)
Prepaid and refundable taxes	116,479	(162,244)	492,150
Prepaid expenses and other current assets	(232,329)	(115,181)	(25,128)
Other assets	13,879	(51,044)	(48,152)
Increase (decrease) in:			
Accounts payable	(63,590)	(117,529)	(98,412)
Accrued expenses	(118,512)	153,648	(118,827)
Deferred revenue	(43,885)	32,393	(45,456)
Net Cash Provided by Operating Activities	2,704,154	1,987,891	2,261,260
CASH FLOWS FROM INVESTING ACTIVITIES:			
Advances for note receivable	—	—	(140,000)
Marketable securities	2,057,925	(2,057,925)	—
Repayments of notes receivable	75,792	264,877	116,887
Purchase of LMA (Note 4)	(1,701,720)	—	—
Purchase of HCI	—	—	(272,278)
Expenditures for fixed assets	(1,781,741)	(1,347,482)	(817,440)
Deposit applied on medical devices	40,320	20,355	—
Net proceeds from sale of building	521,395	—	—
Increase in goodwill	(213,514)	(124,227)	(108,402)
Payment for account acquisitions and licensing agreement	(271,418)	(485,185)	(231,562)
Net Cash Used in Investing Activities	(1,272,961)	(3,729,587)	(1,452,795)
CASH FLOWS FROM FINANCING ACTIVITIES:			
Proceeds from notes payable	16,049	1,787,053	41,287
Repayment of notes payable	(296,245)	(2,359,207)	(451,780)
Payment of financing costs	—	(77,750)	—
Principal payments under capital lease obligations	(180,595)	(214,903)	(191,658)
Proceeds from private equity placement	—	2,730,000	—
Payment under put warrant obligation	(202,667)	—	—
Payment of fees relating to private equity placement	—	(208,061)	—
Exercise of stock options and warrants	560,961	129,285	75,135
Net Cash (Used in) Provided by Financing Activities	(102,497)	1,786,417	(527,016)
NET INCREASE IN CASH	1,328,696	44,721	281,449
CASH—BEGINNING OF YEAR	863,417	818,696	537,247
CASH—END OF YEAR	$ 2,192,113	$ 863,417	$ 818,696

The accompanying notes are an integral part of these financial statements.

YEARS ENDED DECEMBER 31,	2003	2002	2001
SUPPLEMENTAL DISCLOSURE OF CASH FLOW INFORMATION—			
Cash paid during the year for:			
Interest	$ 84,221	$ 134,053	$ 220,227
Income taxes	166,126	345,162	217,306
SUPPLEMENTAL SCHEDULE OF NONCASH INVESTING AND FINANCING ACTIVITIES:			
Fixed assets recorded under capital lease obligations	$ 75,000	$ 135,000	$ 98,340

During 2002, the Company entered into certain agreements relating to the purchase of trade accounts pursuant to which the Company paid cash of $50,554 and agreed to pay an additional $123,606 based upon future monitoring revenues generated by the accounts. During 2003, the Company paid $107,002 towards the additional $123,606 due.(Note 2)

The accompanying notes are an integral part of these financial statements.

1. Summary of Significant Accounting Policies

Scope of business – The Company's portfolio of services includes, personal emergency response systems (PERS), telephone answering services (TAS), personal safety and asset monitoring (SafeCom) and telehealth systems, which is part of the PERS segment. The Company's PERS business is to sell, rent, install, service and monitor remote communication systems with personal security and smoke/fire detection capabilities, linked to an emergency response monitoring center. In addition, the Company provides after-hours telephone answering services to the healthcare community. The Company also provides personal safety and asset monitoring to retail establishments operating in a 24/7 environment. Most recently, the Company has introduced a telehealth monitoring system. The telehealth system has two main components; the first is a patient home monitoring appliance and the second is a web based care management software program. The Company markets its products primarily to institutional customers, including long-term care providers, retirement communities, hospitals, and government agencies, physicians and group practices and individual consumers across the United States and Canada.

Consolidation policy – The accompanying consolidated financial statements include the accounts of American Medical Alert Corp. and its wholly-owned subsidiaries; together the "Company". All material inter-company balances and transactions have been eliminated.

Marketable securities – The Company accounts for its marketable securities, consisting of a mutual fund, in accordance with Statement of Financial Accounting Standards ("SFAS") No. 115, "Accounting for Certain Investments in Debt and Equity Securities." The Company's marketable securities have been classified as securities available for sale and, as a result, are reported at fair value. Marketable securities are available for current operations and are classified in the balance sheet as current assets.

Inventory valuation – Inventory, consisting of finished goods held for resale and component parts, is valued at the lower of cost (first-in, first-out) or market.

Fixed assets – Depreciation is computed by the straight-line method at rates adequate to allocate the cost of applicable assets over their expected useful lives as follows:

Building	20 years
Leased medical devices	3 - 7 years
Monitoring equipment	5 years
Furniture and equipment	5 - 7 years
Automobiles	3 years

Amortization of leasehold improvements is provided on a straight-line basis over the shorter of the useful life of the asset or the term of the lease.

In accordance with Financial Accounting Standards Board Statement of Financial Accounting Standards No. 144, "Accounting for the Impairment or Disposal of Long-Lived Assets," the Company reviews its fixed assets and intangible assets with finite lives for impairment when there are indications that the carrying amounts of these assets may not be recoverable. No impairment losses were recorded during the three-year period ended December 31, 2003.

Goodwill and other intangible assets – Goodwill represents the cost in excess of the fair value of the tangible and identifiable intangible net assets of businesses acquired. Effective January 1, 2002, the Company adopted Statement of Financial Accounting Standards No. 142, "Goodwill and Other Intangible Assets." Under this standard, goodwill and indefinite life intangible assets are no longer amortized, but are subject to annual impairment tests. The Company completed the annual impairment test during the fourth quarter of 2003 and no impairment was determined. Future annual impairment tests will be performed in the fourth quarter.

Other intangible assets with finite lives will continue to be amortized on a straight-line basis over the periods of expected benefit. The Company's other intangible assets include: (a) trade accounts and trade name (collectively, "account acquisitions") which are amortized over their estimated lives of three to ten years; (b) noncompete agreements which are being amortized over their contractual life of 5 years; (c) customer list which is being amortized over 5 years and (d) licensing agreement which is being amortized over the term of the related agreement (Note 5).

Accounts receivable – Accounts receivable are reported in the balance sheet at their outstanding principal balance net of an estimated allowance for doubtful accounts. Sales terms usually provide for payment within 30 to 60 days of billing. An allowance for doubtful accounts is estimated based upon a review of outstanding receivables, historical collection information, and existing economic conditions. During the years ended December 31, 2003, 2002 and 2001, provisions for doubtful accounts of approximately $134,000, $122,500 and $117,500, respectively, were charged to income and included in general and administrative expenses. Accounts receivable are charged against the allowance when substantially all collection efforts cease. Recoveries of accounts receivable previously charged off are recorded when received.

Income taxes – The Company accounts for income taxes in accordance with Statement of Financial Accounting Standards No. 109, "Accounting for Income Taxes," pursuant to which deferred taxes are determined based on the differences between the financial statement and tax bases of assets and liabilities, using enacted tax rates, as well as any net operating loss or tax credit carryforwards expected to reduce taxes payable in future years.

Revenue recognition – Revenue from renting, installation and monitoring services is recognized upon performance of such services. Revenue from the sale of medical alert devices is recognized upon delivery.

Revenue from telephone answering services is recognized as services are provided. Certain of these customers are billed in advance on a semi-annual or annual basis. Unearned revenue is deferred and recognized as the services are provided.

Research and development costs – Research and development costs, which are expensed and included in selling, general and administrative expenses, were $181,547, $323,734 and $117,753 for the years ended December 31, 2003, 2002, and 2001, respectively.

Income per share – Earnings per share data for the years ended December 31, 2003, 2002 and 2001 are presented in conformity with SFAS No. 128, "Earnings Per Share."

	Income (Numerator)	Shares (Denominator)	Per-Share Amounts
2003			
Basic EPS—Income available to common stockholders	**$570,700**	**7,455,038**	**$.08**
Effect of dilutive securities—Options and warrants	—	223,214	
Diluted EPS—Income available to common stockholders and assumed conversions	**570,700**	**7,678,252**	**$.07**
2002			
Basic EPS—Income available to common stockholders	$155,619	7,188,294	$.02
Effect of dilutive securities—Options and warrants	—	363,708	
Diluted EPS—Income available to common stockholders and assumed conversions	155,619	7,552,002	$.02
2001			
Basic EPS—Income available to common stockholders	$109,559	6,433,275	$.02
Effect of dilutive securities—Options and warrants	—	106,384	
Diluted EPS—Income available to common stockholders and assumed conversions	$109,559	6,539,659	$.02

Concentration of credit risk – Financial instruments which potentially subject the Company to concentration of credit risk principally consist of accounts receivable from state and local government agencies. The risk is mitigated by the Company's procedures for extending credit, follow-up of disputes and receivable collection procedures. In addition, the Company maintains its cash in various bank accounts that at times may exceed federally insured limits. (See Note 12)

Reclassifications – Certain amounts in the 2002 and 2001 consolidated financial statements have been reclassified to conform to the 2003 presentation.

Estimates – The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenue and expenses during the reporting period. Accounting estimates, in part, are based upon assumptions concerning future events. Among the more significant are those that relate to collectibility of accounts receivable and the estimated lives and recoverability of long-lived assets. Accounting estimates reflect the best judgment of management and actual results may differ from those estimates.

Fair value of financial instruments – Statement of Financial Accounting Standards No. 107, "Disclosures about Fair Value of Financial Instruments," requires all entities to disclose the fair value of certain financial instruments in their financial statements. The Company estimates that the fair value of its cash, accounts and notes receivable, refundable taxes, accounts payable and accrued expenses approximates their carrying amounts due to the short maturity of these instruments. The carrying amount of the marketable securities and the put warrant obligation are at their fair value. Substantially all notes payable bear interest at variable rates currently available to the Company; accordingly, their carrying amounts approximate their fair value.

Accounting for stock-based compensation – The Company's stock-based employee compensation plans are more fully described in Note 9. The Company accounts for those plans under the recognition and measurement principles of APB Opinion No. 25, "Accounting for Stock Issued to Employees," and related interpretations. No stock-based employee compensation cost is reflected in net income, as all options granted under those plans had an exercise price equal to the market value of the underlying common stock on the date of grant. The following table illustrates the effect on net income and earnings per share if the Company had applied the fair value recognition provisions of FASB Statement No. 123, "Accounting for Stock-Based Compensation," to stock-based compensation.

Year Ended December 31,	2003	2002	2001
Net income as reported	$ 570,700	$ 155,619	$ 109,559
Deduct: Total stock-based employee compensation expense determined under fair value based method	(161,115)	(421,101)	(244,771)
Pro forma net income (loss)	409,585	(265,482)	(135,212)
Earnings per share:			
Basic - as reported	$ 0.08	$ 0.02	$ 0.02
Basic - pro forma	$ 0.05	$ (0.04)	$ (0.02)
Diluted - as reported	$ 0.07	$ 0.02	$ 0.02
Diluted - pro forma	$ 0.05	$ (0.04)	$ (0.02)

The weighted average grant date fair value of options granted in 2003, 2002 and 2001 was $134,889, $532,701 and $221,438, respectively.

The fair value of options at date of grant was estimated using the Black-Scholes model with the following weighted average assumptions:

	2003	2002	2001
Expected life (years)	2	2	2
Risk free interest rate	1.92%	2.95%	3.71%
Expected volatility	39.06%	37.32%	41.65%
Expected dividend yield	—	—	—

Recent Accounting Pronouncements – In April 2002, SFAS No. 145, "Rescission of FASB Statements No. 4, 44 and 64, Amendment of FASB Statement No. 13, and Technical Corrections" was issued. This statement (i) eliminates extraordinary accounting treatment for a gain or loss reported on the extinguishment of debt, (ii) eliminates inconsistencies in the accounting required for sale-leaseback transactions and certain lease modifications with similar economic effects, and (iii) amends other existing authoritative pronouncements to make technical corrections, clarify meanings, or describe their applicability under changed conditions. The Company adopted SFAS No. 145 effective in 2003. Adoption of this statement did not have an impact on the consolidated results of operations or financial position.

In June 2002, SFAS No. 146, "Accounting for Costs Associated with Exit or Disposal Activities" was issued. This statement nullifies existing guidance related to the accounting and reporting for costs associated with exit or disposal activities and requires that the fair value of a liability associated with an exit or disposal activity be recognized when the liability is incurred. Under previous guidance, certain exit costs were permitted to be accrued upon management's commitment to an exit plan, which is generally before an actual liability has been incurred. The provisions of this statement are required to be adopted for all exit or disposal activities initiated after December 31, 2002. This statement will not impact any liabilities recorded prior to adoption. The Company adopted SFAS No. 146 effective in 2003. Adoption of this statement did not have an impact on the consolidated results of operations or financial position.

In December 2002, the FASB issued SFAS No. 148, "Accounting for Stock Based Compensation - Transition and Disclosure, an Amendment of FASB Statement 123" (SFAS 148). SFAS 148 provides new transition alternatives for companies adopting the fair value method of accounting for stock-based compensation prescribed by SFAS 123. SFAS No. 148 also requires that disclosures of the pro forma effect of using the fair value method of accounting for stock-based employee compensation be displayed more prominently and in tabular format. Additionally, SFAS No. 148 requires disclosures of the pro forma effect in interim financial statements. At present, the Company has chosen to continue to account for stock-based compensation using the intrinsic value method prescribed in APB Opinion No. 25 and related interpretations. The Company adopted the annual disclosure provisions of SFAS No. 148 in its financial report for the year ended December 31, 2002 and adopted the interim disclosure provisions for its financial reports in the quarter ended March 31, 2003.

2. Intangible Assets and Goodwill

Intangible assets consist of the following:

	December 31, 2003		December 31, 2002	
	Gross Carrying Amount	Accumulated Amortization	Gross Carrying Amount	Accumulated Amortization
Account acquisitions	$1,115,362	$ 783,946	$ 1,053,604	$ 569,304
Noncompete agreement	110,000	50,000	60,000	30,000
Customer List	550,000	55,000	—	—
Licensing agreement	1,115,000	167,250	609,570	—
Total	$ 2,890,362	$1,056,196	$ 1,723,174	$ 599,304

Amortization expense of intangible assets for the years ended December 31, 2003 and 2002 was approximately $457,000 and $209,000, respectively, and annual estimated amortization, based on the current amount of intangible assets, is as follows :

Years Ending December 31,	
2004	$ 668,000
2005	539,000
2006	422,000
2007	141,000
2008	64,000

Changes in the carrying amount of goodwill, all of which relate to the Company's TAS segment, for the years ended December 31, 2003 and 2002 are as follows:

Balance as of January 1, 2002	$ 837,504
Additional Goodwill	124,227
Balance as of December 31, 2002	$ 961,731
Additional Goodwill	1,125,084
Balance as of December 31, 2003	$ 2,086,815

Additions to goodwill during 2003 include $911,570 relating to the acquisition of LMA (Note 4) and $213,514 relating to November 2000 acquisition of HCI. The 2002 addition of $124,227 also relates to the HCI acquisition which provided for additional consideration, not to exceed $550,000, to be paid based on future earnings over a six-year period. As of December 31, 2003, approximately $448,000 in additional goodwill has been recorded in connection with the HCI acquisition.

The following financial information for the year ended December 31, 2001 is presented as if SFAS 142 was adopted at the beginning of such year:

Net income:		
Reported net income	$	109,559
Add back: Goodwill amortization, net of income tax		32,400
Adjusted net income	$	141,959
Basic earnings per share:		
Reported basic earnings per share	$	.02
Add back: Goodwill amortization		—
Adjusted basic earnings per share	$	.02
Diluted earnings per share:		
Reported diluted earnings per share	$	.02
Add back: Goodwill amortization		—
Adjusted basic earnings per share	$	.02

3. Long-Term Debt

Note payable – bank – In May 2002, the Company obtained a credit facility of $3,000,000, which includes a term loan of $1,500,000 and a revolving credit line that permits maximum borrowings of $1,500,000 (based on eligible receivables, as defined). Borrowings under the term loan will bear interest at either (a) LIBOR plus 3.5% or (b) the prime rate or the federal funds effective rate plus .5%, whichever is greater, plus 1.0% and the revolving credit line will bear interest at either (a) LIBOR plus 3.0% or (b) the prime rate or the federal funds effective rate plus .5%, whichever is greater, plus .5%. The Company has the option to choose between the two interest rate options under the term loan and revolving credit line. The term loan is payable in equal monthly principal payments of $25,000 over five years while the revolving credit line is available for three years. The outstanding balance on the term loan at December 31, 2003 and 2002 was $1,050,000 and $1,325,000, respectively. There were no amounts outstanding on the revolving credit line at December 31, 2003 or 2002.

Prior to this arrangement with the bank, the Company had a revolving credit line, term loans and a mortgage payable with another bank. All amounts due under these agreements were satisfied during 2002 from the proceeds of the $3,000,000 credit facility.

Auto loans – As of December 31, 2003 and 2002, the Company had automobile loans outstanding aggregating $42,839 and $48,035, respectively.

Principal payment requirements – Aggregate maturities of long-term debt are as follows:

Years ending December 31,	
2004	$ 323,314
2005	314,073
2006	304,704
2007	150,748
	$1,092,839

Covenants – The above agreements provide for negative and affirmative covenants including those related to capital expenditures, working capital and other borrowings.

4. Acquisition

On June 30, 2003, in order to expand the geographical reach of its TAS segment, the Company acquired substantially all of the assets of Live Message America, Inc. ("LMA"), a New Jersey provider of telephone after-hour answering services and stand-alone voice mail services. The purchase price consisted of a cash payment of $1,607,818. In addition, the Company incurred professional fees of $93,902 in connection with this acquisition. A potential exists for the payment of additional purchase price consideration based on a percentage of gross revenue of the acquired business if certain thresholds concerning revenue and earnings are met. Such additional consideration, if any, will be accounted for as goodwill. The results of operations of LMA are included in the TAS segment as of the date of acquisition.

The following table summarizes the fair values of the assets acquired and liabilities assumed at the date of acquisition. The Company received a third party valuation of certain intangible assets in determining the allocation of the purchase price.

Accounts receivable	$ 133,537
Property and equipment	75,000
Non-compete agreement	50,000
Customer list	550,000
Goodwill	911,570
Customer deposits	(18,387)
Cash paid to acquire LMA	$1,701,720

The identifiable intangible assets are being amortized on a straight-line basis over their estimated life of five years. The goodwill recognized in the acquisition is expected to be fully deductible for tax purposes.

Unaudited pro forma results of operations for the years ended December 31, 2003 and 2002 as if LMA had been consolidated as of the beginning of the year follow. The pro forma results include estimates which management believes are reasonable.

	Pro forma Years Ended December 31	
	2003	2002
Revenue	$ 17,310,000	$ 16,260,000
Net income	630,000	280,000
Net income per share		
Basic	$.08	$.04
Diluted	$.08	$.04

The unaudited pro forma results of operations do not purport to represent what the Company's results of operations would actually have been had the acquisition been effected for the periods presented, or to predict the Company's results of operations for any future period.

5. Licensing Agreement

On November 1, 2001, the Company entered into a Cooperative Licensing, Development, Services and Marketing Agreement with Health Hero Network, Inc. (the "Agreement") to develop a new integrated appliance combining all of the features associated with the traditional PERS product with Health Hero Network's (HHN) technology. Pursuant to the Agreement, the Company will be the exclusive manufacturer and distributor (based on achievement of certain sales milestones), in the United States, of an enhanced PERS system that combines the Company's traditional safety monitoring features with Health Hero Network, Inc.'s internet based disease management monitoring technology. The Agreement has a minimum five-year term, and also provides for the payment by the Company of certain royalty fees based on the service revenue derived from the enhanced PERS product. The cost of the licensing component of $1,115,000, including $115,000 of professional fees, is being amortized over a 40-month period which commenced in July 2003 upon the Company meeting certain milestones under the Agreement and concludes at the end of the initial term of the Agreement. As of December 31, 2003, $295,770 of the license fee is still due to HHN and is included in accrued expenses.

6. Related Party Transactions

A previous director of the Company, who resigned during 2001, had an ownership interest in an insurance agency that had written policies for the Company with premiums of $190,779 in 2001.

Included in notes and other receivables at December 31, 2003 and 2002 is $143,391 and $164,394, respectively, due from the President and principal shareholder of the Company. In July 2002, the amount due from the shareholder, plus accrued interest, was converted into a term loan, which bears interest at a rate of 5% per annum and is payable in monthly installments of principal and interest through September 2009.

See Note 8 for other related party transactions.

7.Income Taxes

The provision (credit) for income taxes consists of the following:

Years Ended December 31,	2003	2002	2001
Current:			
Federal	$124,000	$ 96,000	$ 216,000
State and local	137,000	86,000	121,000
	261,000	182,000	337,000
Deferred:			
Federal	253,000	64,000	(120,000)
State and local	60,000	26,000	(17,000)
	313,000	90,000	(137,000)
Total	$574,000	$ 272,000	$ 200,000

The following is a reconciliation of the statutory federal income tax rate and the effective rate of the provision for income taxes:

Years Ended December 31,	2003	2002	2001
Statutory federal income tax rate	34%	34%	34%
State and local taxes	11	17	22
Permanent differences	3	5	8
Prior year under accrual	—	5	—
Other	2	2	1
Effective income tax rate	50%	63%	65%

The tax effects of significant items comprising the Company's deferred taxes at December 31, 2003 and 2002 are as follows:

December 31,	2003	2002
Deferred tax liabilities:		
Difference between book and tax bases of property	$(822,000)	$ (597,000)
Deferred tax assets:		
Reserves not currently deductible	269,000	272,000
State income tax net operating loss carryforwards	—	25,000
Put warrant expense not currently deductible	97,000	109,000
Other	52,000	40,000
Total	418,000	446,000
Net deferred tax liabilities	$ (464,000)	$ (151,000)

8. Commitments

Capital leases – The Company is obligated under certain capital lease agreements for monitoring equipment that expire on various dates through 2006. Equipment under capital leases included in fixed assets is as follows:

December 31,	2003	2002
Monitoring equipment	$ 308,340	$807,603
Less accumulated depreciation	(70,170)	(545,603)
	238,170	$262,000

The following is a schedule by years of future minimum lease payments under capital leases together with the present value of the net minimum lease payments as of December 31, 2003:

Years ending December 31,	
2004	$ 100,025
2005	100,025
2006	25,425
Total minimum lease payments	225,475
Less amounts representing interest	16,005
Present value of net minimum lease payments	209,470
Less current portion	89,656
Obligation under capital leases, less current portion	$119,814

Operating leases – The Company rents office facilities from its President and principal shareholder pursuant to two leases, which expire in September 2007. The leases call for minimum annual rentals, subject to 5% annual increases, plus reimbursement for real estate taxes.

On January 14, 2002, the Company entered into an operating lease agreement for space in Long Island City, New York in an effort to consolidate its HCI and Oceanside ERC and Customer Service facilities. The Company believes that centralization of the ERC, Customer Service and H-Link OnCall operations will provide additional efficiencies and facilitate the projected growth of the H-Link and Disease Management Monitoring operations. The fifteen (15) year lease term commenced in April 2003 when the property was first occupied by the Company. The lease calls for minimum annual rentals of $269,500, subject to a 3% annual increase plus reimbursement for real estate taxes.

The Company has also entered into various other operating leases for warehouse and office space in Flushing, New York, Mt. Laurel, New Jersey, Decatur, Georgia, Countryside, Illinois and Parker, Colorado.

Rent expense was $699,246 in 2003, $371,169 in 2002 and $372,062 in 2001, which includes $257,966, $264,575 and $265,417, respectively, in connection with the above noted leases with the principal shareholder. Rent expense includes real estate taxes of $48,715 in 2003, $49,229 in 2002 and $47,148 in 2001.

The aggregate minimum annual rental commitments under non-cancelable operating leases are as follows:

Years ending December 31,	
2004	$ 565,328
2005	518,081
2006	527,638
2007	500,717
2008	310,149
Thereafter	3,384,305
	$ 5,806,218

Approximately 15% of the minimum annual rental commitments relate to the above noted leases with the principal shareholder.

Employment agreements – On August 12, 2003, the Company entered into an employment agreement with its Chairman of the Board, President and Chief Executive Officer which expires in December 2006. The agreement provides for an annual base salary of $300,000 per annum during the period beginning June 1, 2003 and ending December 31, 2003, with a 5% increase in each of the subsequent three fiscal years and includes additional compensation based on the Company meeting certain criteria relating to pre-tax income. Previously, the Company had a similar agreement with this individual. No additional compensation was paid during the three year period ended December 31, 2003.

The Company has also entered into other employment agreements with certain officers and key employees in the ordinary course of business. The aggregate annual base salaries under these agreements is as follows:

Years ending December 31,	
2003	$719,000
2004	422,000
2005	347,000
	$1,488,000

In addition, certain of these employees are entitled to receive additional compensation if certain performance criteria are met. No additional compensation was paid during the three year period ended December 31, 2003.

9. Common Stock, Warrants and Options

In April 2002, the Company raised $2,521,939, after expenses of $208,061, in a private equity placement of 910,000 shares of the Company's common stock and warrants to purchase 227,500 shares of the Company's common stock at an exercise price of $3.80 per share until April 2007. As part of this transaction, the Company registered for resale the common stock and the common stock underlying the warrants sold in the private placement. The Company utilized a majority of the proceeds of this offering to further execute its business expansion and diversification strategy into the remote patient monitoring and medical contact center industries, including its initiative with HHN.

In connection with the private placement, the Company issued to the placement agent two warrants to purchase 91,000 and 22,750 shares of common stock at an exercise price of $3.83 per share and $4.17 per share, respectively. These warrants have the same terms as the warrants issued with the common stock.

In November 2003 and February 2002, in connection with services rendered, the Company granted stock options and warrants to purchase 25,000 and 35,000 shares of common stock, respectively, exercisable for periods of ten and five years at exercise prices of $2.73 and $3.50 per share, respectively, the fair value of the stock at the dates of grant.

In November 2000, in connection with the HCI acquisition, the Company issued to the selling stockholder two warrants to purchase 133,333.33 and 105,000 shares of the Company's common stock at an exercise price of $2.00 per share. The warrants are exercisable until November 20, 2005 and December 20, 2005, respectively. In addition, the selling stockholder has the option, only during a period of ten trading days, beginning on November 21, 2003 and 2005, respectively, to require the Company to redeem the warrants (the Put Option) at $5 and $6, (the Put Price) respectively, less the exercise price per share of $2. In lieu of honoring its obligation to redeem the warrants, the Company may require the selling stockholder to exercise the warrants with the Company only paying to the selling stockholder the difference between the Put Price and the market price of the common stock at the time of such exercise. The Company is released from its obligation under the Put Option if the Company's stock trades above the Put Price of each respective warrant for a period of 10 consecutive trading days. In November 2003, the selling stockholder exercised the Put Option on the first warrant (133,333.33 shares) and the Company elected to require him to exercise the warrant such that the Company was only required to pay him $1.52 per share, representing the difference between $5.00 and the average fair value of the shares during the requisite 10-day period, or $3.48. With this, along with a valuation performed by an independent appraiser on the second warrant, the Company recognized income of approximately $29,000 in 2003 as compared to an expense in 2002 and 2001 of $113,000 and $130,000, respectively. If a more than 50% change in control occurs, as defined, then under certain circumstances, the remaining warrant, unless previously exercised, is cancelled and the above noted Redemption Amount becomes payable.

The Company has two stock option plans, the 1997 Stock Option Plan ("1997 Plan") and the 2000 Stock Option Plan ("2000 Plan"). The Company's 1991 Stock Option Plan ("1991 Plan") expired in 2001.

Under the 1991 Plan, as amended, a maximum of 750,000 options were available for grant as either Incentive Stock Options or Nonstatutory Stock Options. The last options granted under this Plan were issued in 2001 and will expire in 2006. All options under this Plan were granted at exercise prices equal to the fair market value of the Company's common shares at the date of grant.

Under the 1997 and 2000 Plans, a maximum of 750,000 and 1,250,000 options, respectively, may be granted. Options granted under both Plans may either be Incentive Stock Options ("ISOs"), within the meaning of Section 422 of the Internal Revenue Code of 1986, as amended (the "Code"), or Nonqualified Stock Options which do not qualify as ISOs ("NQSOs").

The 1997 and 2000 Plans are administered by the Board of Directors (the "Board") or a committee of the Board (the "Administrator"). Any committee must consist of at least three members of the Board, each of whom is a "non-employee director" within the meaning of Rule 16b-3 promulgated under the Securities Exchange Act of 1934.

Options granted under the 1997 and 2000 Plans will be subject to, among other things, the following terms and conditions:

(a) The exercise price of each option will be determined by the Administrator; provided, however, that the exercise price of an ISO may not be less than the fair market value of the Company's common stock on the date of grant (110% of such fair market value if the optionee owns (or is deemed to own) more than 10% of the voting power of the Company).

(b) The number of options granted will be determined by the Administrator. The options will be granted twice a year. To the extent permitted by law, such options will be granted as ISOs.

(c) Options may be granted for terms determined by the Administrator; provided, however, that the term of an ISO may not exceed 10 years (5 years if the optionee owns (or is deemed to own) more than 10% of the voting power of the Company). In addition, under the 2000 Plan, no options may have a term exceeding ten years.

(d) The maximum number of shares of the Company's common stock for which options may be granted to an employee in any calendar year is 250,000 and 300,000, respectively, under the 1997 and 2000 Plans. In addition, the aggregate fair market value of shares with respect to which ISOs may be granted to an employee which are exercisable for the first time during any calendar year may not exceed $100,000.

Information with respect to options under plans is as follows:

	Number of Shares	Weighted Average Exercise Price
Balance - January 1, 2001	1,002,516	$2.62
Granted during 2001	457,019	1.92
Forfeitures/expirations during 2001	(189,625)	2.45
Exercised during 2001	(40,524)	1.85
Balance - December 31, 2001	1,229,386	2.41
Granted during 2002	744,801	3.04
Forfeitures/expirations during 2002	(164,370)	2.62
Exercised during 2002	(62,104)	2.08
Balance - December 31, 2002	1,747,713	2.69
Granted during 2003	257,642	2.47
Forfeitures/expiration during 2003	(254,644)	2.57
Exercised during 2003	(130,504)	2.25
Balance - December 31, 2003	1,620,207	$2.68

At December 31, 2003, 2002 and 2001, 1,471,537, 1,522,713 and 1,149,386 options were exercisable, respectively.

The following table summarizes information about the stock options outstanding at December 31, 2003:

	Options Outstanding			Options Exercisable	
Range of Exercise Prices	Number Outstanding	Weighted Average Remaining Contractual Life	Weighted Average Exercise Price	Number Exercisable	Weighted Average Exercise Price
$1.10–$1.70	92,059	2.25	$1.19	92,059	$1.19
$1.70–$2.60	690,931	4.93	2.18	650,931	2.17
$2.60–$4.20	837,217	5.13	3.25	728,547	3.18
	1,620,207	4.88	$2.68	1,471,537	$2.61

As of December 31, 2003 144,614 and 68,368 shares of common stock are available for future grants under the 1997 and 2000 Plans, respectively.

10. Other Income

Other Income for the year ended December 31, 2003 includes a Relocation and Employment Assistance Program (REAP) credit, which is refundable in full, of approximately $175,000. In connection with the relocation of certain operations to Long Island City, New York, the Company became eligible for the REAP credit which is based upon the number of employees relocated to this designated REAP area. Other Income also includes a gain of approximately $170,000 resulting from the sale of a building that formerly housed the HCI telephone answering service operations. Additionally, other income includes approximately $75,000 relating to the replacement of activators. Early in 2002, it was found that certain activators supplied by a vendor may be subject to battery failure, necessitating the replacement of all potentially affected activators. The vendor replaced these activators and reimbursed the Company for costs incurred in connection with this replacement program. Direct costs paid to third parties in connection with the replacement have been offset against other income; internal costs, including labor, are included within costs related to services in the consolidated statements of income. As of March 31, 2003, the replacement program was substantially completed.

Other income for the year ended December 31, 2002 included approximately $255,000 relating to the replacement of activators. Other income also included an insurance recovery of $100,000 relating to the loss of certain leased medical devices and approximately $98,000 of interest income principally relating to the investment of funds realized from the private placement (Note 9) and interest accrued on the note due from the Company's principal shareholder (Note 6).

11. Employee Savings Plan

The Company sponsors a 401(k) savings plan that is available to all eligible employees. Participants may elect to defer a portion of their compensation, subject to an annual limitation provided by the Internal Revenue Service. The Company may make matching and/or profit sharing contributions to the plan at its discretion. The Company contributed $14,799, $15,226 and $15,391 for the years ended December 31, 2003, 2002 and 2001, respectively.

12. Major Customers

Since 1983, the Company has provided Personal Emergency Response Systems ("PERS") services to the City of New York's Human Resources Administration Home Care Service Program ("HCSP"). During the years ended December 31, 2003, 2002 and 2001, the Company's revenues from this contract represented 18%, 23%, and 26%, respectively, of its total revenue.

In November 2002, in response to a Request For Proposal ("RFP") issued by HCSP, AMAC and several other companies submitted proposals to provide PERS services on behalf of the City of New York for the period April 1, 2004 through March 31, 2007. The Company was chosen as the approved vendor and is currently reviewing the draft contract which was recently submitted to the Company by HCSP.

Based on the preliminary terms of contract, which may still be subject to negotiation, the Company would experience approximately a 20% reduction in monthly revenue relating to the HCSP contract, as the contract calls for a reduced rate per subscriber per month. As a result, the Company would also realize reduced gross margins and net income arising from this contract. The new contract is anticipated to take effect in the second quarter of 2004. The Company has previously disclosed the possibility of the renewal terms of this contract being less favorable than the prior agreement and has implemented a variety of measures in anticipation of this occurrence.

As of December 31, 2003 and 2002, accounts receivable from the contract represented 29% and 41%, respectively, of accounts receivable and leased medical devices in service under the contract represented 22% and 27%, respectively, of leased medical devices. Legal and other fees of approximately $80,000, $42,000 and $40,000 relating to the contract extension were expensed in 2003, 2002 and 2001, respectively.

13. Segment Reporting

The table below provides a reconciliation of segment information to total consolidated information for the years ended 2003, 2002 and 2001:

2003	PERS	TAS	Safe Com	Consolidated
Revenue	$ 12,520,210	$ 3,732,250	$ 315,892	$ 16,568,352
Interest expense	71,094	5,418		76,513
Depreciation and amortization	2,306,736	177,080	49,790	2,533,606
Income tax expense	280,000	290,000	4,000	574,000
Net income	254,542	311,308	4,850	570,700
Total assets	11,925,388	5,584,882	426,310	17,936,580
Additions to fixed assets	1,114,325	563,327	104,089	1,781,741
Additions to goodwill and intangible assets	567,188	1,725,084	–	2,292,272

2002	PERS	TAS	Safe Com	Consolidated
Revenue	$ 11,941,520	$ 2,664,361	$ 186,534	$ 14,792,415
Interest expense	107,935	21,115	–	129,050
Depreciation and amortization	1,991,667	70,504	31,843	2,094,014
Income tax expense	21,000	251,000	–	272,000
Net income (loss)	12,146	155,238	(11,765)	155,619
Total assets	14,174,094	2,534,526	272,027	16,980,647
Additions to fixed assets	1,208,822	58,260	80,400	1,347,482
Additions to goodwill and intangible assets	608,791	124,227	–	733,018

2001	PERS	TAS	Safe Com	Consolidated
Revenue	$ 11,458,140	$ 2,391,522	$ 96,937	$ 13,946,599
Interest expense	161,438	57,435	–	218,873
Depreciation and amortization	1,893,233	108,725	22,630	2,024,588
Income tax expense	51,000	149,000	–	200,000
Net income (loss)	(33,847)	185,164	(41,758)	109,559
Total assets	12,135,254	2,120,395	175,694	14,431,343
Additions to fixed assets	794,679	4,003	18,758	817,440
Additions to goodwill and intangible assets	231,562	108,402	–	339,964

LEGAL PROCEEDINGS.

The Company is aware of various threatened or pending litigation claims against the Company relating to its products and arising in the ordinary course of its business. The Company has given its insurance carrier notice of such claims and it believes there is sufficient insurance coverage to cover any such claims. In any event, the Company believes the disposition of these matters will not have a material adverse effect on the financial condition of the Company.

10 KSB REPORT

A copy of the Company's Form 10-KSB Report, including exhibits, as filed with the Securities and Exchange Commission may be obtained free of charge to shareholders by writing to the Secretary, John Rogers,
American Medical Alert Corp.,
3265 Lawson Boulevard
P.O. Box 40
Oceanside, New York 11572

OFFICERS

Howard M. Siegel
Chairman of the Board
President and Chief Executive Officer

Jack Rhian
Executive Vice President,
Chief Operating Officer

Richard, Rallo, CPA
Chief Financial Officer

Frederic S. Siegel
Director
Senior Vice President, Business Development

John Rogers
Vice President, Operations
and Secretary

BOARD OF DIRECTORS

Howard M. Siegel
Chairman of the Board
President and Chief Executive Officer
American Medical Alert Corp.

Delphine Mendez-Deleon
Manager in the Healthcare Strategy and
Transformation Unit
Cap Gemini Ernst & Young

James LaPolla
President and Chief Executive Officer
Home Health Management Services, Inc.

Ronald Levin
President
Ron Levin Associates

Jack Rhian
Executive Vice President,
Chief Operating Officer
American Medical Alert Corp.

Frederic S. Siegel
Senior *Vice President, Business Development*
American Medical Alert Corp.

Yacov Shamash, Ph.D
Dean of the College of Engineering
SUNY Stonybrook

EXECUTIVE OFFICES

3265 Lawson Boulevard
Oceanside, New York 11572

ENGINEERING OFFICES

Fellowship Business Center
520 Fellowship Road • Unit A-106
Mt. Laurel, New Jersey 08054

CALL CENTERS

NEW YORK

H-LINK® OnCall
36-36 33rd Street
Long Island City, NY 11106

NEW JERSEY

LIVE MESSAGE AMERICA
609 South White Horse Pike
Audobon, NJ 08106

REGIONAL OFFICES

SOUTHEAST REGION

910 Church Street • Suite 203
Decatur, Georgia 30030

MIDWEST REGION

17040 South Oak Park Avenue
Tinley Park, Illinois 60477

WESTERN REGION

12543 North Highway 83 • Suite 300
Parker, Colorado 80134

SERVICE FACILITY

169-10 Crocheron Avenue
Flushing, New York 11358

COUNSEL

Jenkens & Gilchrist Parker Chapin LLP
405 Lexington Avenue
The Chrysler Building
New York, New York 10174

Korn & Spirn
50 Clinton Street
Hempstead, New York 11550

Greenberg Traurig
200 Park Avenue
Met Life Building
New York, New York 10166

AUDITORS

Margolin, Winer & Evens, LLP
400 Garden City Plaza
Garden City, New York 11530

INVESTOR RELATIONS

Cameron & Associates
1370 Avenue of the Americas
Suite 902
New York, NY 10119

REGISTRAR AND TRANSFER AGENT

Continental Stock Transfer
& Trust Company
17 Battery Place
New York, New York 10004

SECURITY LISTINGS

Nasdaq (Symbol) "AMAC"

STOCKHOLDERS MEETING

July 22, 2004 – 10:00 a.m.
Jenkens & Gilchrist Parker Chapin LLP
405 Lexington Avenue
The Chrysler Building
New York, New York 10174

WORLD WIDE WEB ADDRESS

www.amac.com

10 - KSB REPORT

A copy of the Company's Form 10-KSB Report, including exhibits, as filed with the Securities and Exchange Commission may be obtained free of charge to shareholders by writing to the Secretary,
John Rogers,
American Medical Alert Corp.,
3265 Lawson Boulevard
P.O. Box 40
Oceanside, New York 11572


AMAC
The Center of
Healthcare Communication

800.286.2622
www.amac.com